OPEN TEXT CORPORATION
275 Frank Tompa Drive
Waterloo, Ontario, Canada
T (519) 888-7111 F (519) 888-0677

January 22, 2013

By Electronic Submission

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E. Mail Stop 4561
Washington, D.C. 20549
Attention:     Kathleen Collins
Accounting Branch Chief, Division of Corporation Finance

Re:     Open Text Corporation
File No. 000-27544

Dear Ms. Collins:

This letter reflects our response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 18, 2013 (the “Comment Letter”) to Mr. Paul McFeeters, Chief Financial Officer and Chief Administrative Officer. The Comment Letter relates to our Form 10-K for the fiscal year ended June 30, 2012 (“Form 10-K”) which was filed with the Commission on August 10, 2012.

Our responses set forth below have been organized in the same manner in which the Commission's comments were organized and such Staff comments are set out in bold text below.

Form 10-K for the Fiscal Year Ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.
We note in your discussion of the results of operations that there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed. In this regard, please consider quantifying the impact of the factors that had a material impact to changes in your results of operations, such as the effect of your acquisitions, increase in installed base, new customers or contracts, increase in the number of deals greater than $1 million or any other meaningful metric impacting a material change. Refer to Section III. B.4 of SEC Release 33-8350 for guidance.

We note the Staff's comments above and undertake to quantify via percentages or dollar amounts for each source that contributes to identified material changes in our results of operations in future filings under Forms 10-Q and 10-K. Such material changes would include and be not limited to the effect of acquisitions, changes in install base, new customers or contracts, and changes in the number of deals greater than $1 million.

United States Securities and Exchange Commission
January 22, 2013

Item 10. Directors, Executive Officer and Corporate Governance, page 42

2.	Please disclose the director who serves as the chair of the Corporate Governance and Nominating Committee.

Ms. Deborah Weinstein is the chair of the Corporate Governance and Nominating Committee. In response to the Staff's comment, we will disclose in future Form 10-K filings the director who serves as the chair of our Corporate Governance and Nominating Committee.

Item 15. Exhibits and Financial Statement Schedules, page 76

3.
We note that the certifications by your Chief Executive Officer and Chief Financial Officer filed as Exhibits 31.1, 31.2, 32.1 and 32.2 reference the quarterly report on Form 10-Q rather than the annual report on Form 10-K. Please amend your filing to include revised certifications that identify the correct periodic report.

We acknowledge the Staff's comment and will amend our Form 10-K filing to include the revised certifications that identify the correct periodic report.

4.
As we are requesting amendment with respect to the officer certifications, please amend to also file Exhibit 23.1, Consent of Independent Registered Public Accounting Firm. We do note that the consent for the Form 10-K was included in a Form 8-K that was filed on September 5, 2012.

We acknowledge the Staff's comment and will amend our Form 10-K filing to include Exhibit 23.1, Consent of Independent Registered Public Accounting Firm.

5.
We note that you filed the amended and restated credit agreement as an exhibit to a Form 8-K on November 9, 2011, but did not list the agreement in the exhibit index of the Form 10-K. The exhibit index for the Form 10-K must list each exhibit required in the Form 10-K even if it was previously filed. Please refer to Regulation S-K Compliance & Disclosure Interpretation 146.02 available on our website.

In response to the Staff's comment, we note that we identified the amended and restated credit agreement as Exhibit 10.15 in the exhibit index of the Form 10-K and appropriately referenced (via Footnote # 18) the filing of this credit agreement as an exhibit to our Form 8-K filed on November 9, 2011.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
January 22, 2013

In addition, we acknowledge that the Division of Enforcement of the Commission has access to all information provided to the Staff in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at 905-762-6121.

Sincerely,

/s/ Paul McFeeters

Paul McFeeters
Chief Financial Officer and Chief Administrative Officer

cc:    Gordon A. Davies, Chief Legal Officer and Corporate Secretary
Sujeet Kini, Vice President, Controller (Principal Accounting Officer)
KPMG LLP